

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Ryan Goepel
Chief Financial Officer
Global Crossing Airlines Group Inc.
4200 NW 36th Street
Building 5A
Miami International Airport
Miami, Florida 33166

> **Re: Global Crossing Airlines Group Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 10, 2023**
> **File No. 000-56409**

Dear Ryan Goepel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 21

1. We have several comments under this heading concerning disclosure requirements that do not appear to have been adequately addressed and we expect that an amendment to your annual report will be necessary to provide the information prescribed by Item 303(a) and (b) of Regulation S-K, as indicated in the comments that follow.

   We have similar concerns regarding disclosures in your subsequent interim reports for which you should address the requirements in Item 303(c) of Regulation S-K, concerning material changes in your financial condition and results of operations, relative to the information that should have been provided in the annual report.

Please submit draft amendments reflecting all revisions that are necessary to address the comments for review in advance of filing the amendments.

Results of Operations, page 24

2. We note that your discussion and analysis does not encompass your operating loss or net loss, and that disclosures pertaining to revenues and the nine line items that comprise your operating expenses, consist of a single sentence for each item, in which you quantify and attribute the change to "...the delivery of aircraft during 2022 and full year of revenue service in 2022," although with a few abbreviated variations where you cite only one of these reasons, or also reference FAA certification or the change in block hours.

It appears that you will need to substantially expand this section of your filing to comply with Item 303 of Regulation S-K. For example, your discussion and analysis of the results of operations should cover the matters identified in the following points.

- Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.

- Focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

- Describe the underlying reasons for material changes, including material changes within a line item that offset one another, in quantitative and qualitative terms.

- Identify events or circumstances that either have caused or are reasonably likely to cause a material change in the relationship between costs and revenues, such as reasonably likely future increases in costs of labor or materials or price increases.

- Describe the extent to which material changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services.

Given the magnitude of the changes that you report, your view on the indicative value of the reported financial information, including your view of the operating loss and net loss reported in accordance with GAAP, should be addressed; the extent to which you expect the apparent trend to continue, in comparing 2021 and 2022, should be clear.

Please revise as necessary to comply with the requirements reference above.

3. We note that you provide a discussion within the earnings release that you filed on Form 8-K on March 14, 2023 of revenue and your non-GAAP measures of Adjusted EBITDA and Adjusted EBITDAR, without any mention of your GAAP measures of operating loss

and net loss. Please adhere to the following requirements of Regulation G, pertaining to your public disclosures of material information that include non-GAAP financial measures, such as your earnings releases.

- Include a presentation of the most directly comparable GAAP financial measures.

- Include all material facts and information necessary to make your disclosures of the non-GAAP financial measures not misleading.

4. We note that your non-GAAP measures of Adjusted EBITDA , Adjusted EBITDAR, and Adjusted Net Loss, as disclosed in the earnings release that you filed on March 14, 2023, include an adjustment to remove the costs associated with aircraft pilots training.

However, the investor update which accompanies that report, and certain public remarks made by your chief executive officer, as with the earnings call on March 9, 2023, indicate you are committed to pilot training for the foreseeable future, e.g. having signed major agreements with aviation academies to increase the pool of available pilots, and taking delivery of a new full flag simulator for your pilot training needs.

Given your risk factor disclosure on page 13, explaining that major U.S. airlines offer wage and benefit packages that exceed your wage and benefit packages, it also appears that you may be anticipating a continuous need to recruit and train new pilots to replace more senior pilots who accept higher paying positions elsewhere.

Please refer to paragraph (b) of §244.100 of Regulation G, and Question 100.01 of our Non-GAAP Compliance and Disclosure Interpretations at https://www.sec.gov/corpfin/non-gaap-financial-measures, and address the following points.

- Tell us the nature of the cost associated with aircraft pilots training that have been removed in the computation and clarify the extent to which you are distinguishing between recurring and non-recurring pilot training costs for each adjustment.

- Tell us your view on whether these adjustments are normal, recurring, cash operating expenses that are necessary to operate your business, considering your agreements with aviation academies and acquisition of the flight simulator.

- Tell us how you classify the costs of pilot training in your financial statements.

If you believe that you are able to support the continued disclosure of non-GAAP performance measures that exclude pilot training costs, explain to us how you propose to clarify the limitations on the utility of the measures and address the relevance and significance of the excluded amounts in connection with any future disclosures.

5. We note that you are presenting Adjusted EBITDAR as a non-GAAP performance measure in your earnings releases, and have excluded aircraft rental costs in its computation. As such costs appear to be normal, recurring, cash operating expenses that

are necessary to operate your business, address paragraph (b) of §244.100 of Regulation G, and the guidance in Question 100.01 of our Non-GAAP Compliance and Disclosure Interpretations at https://www.sec.gov/corpfin/non-gaap-financial-measures.

If you believe that you are able to support the continued disclosure of non-GAAP performance measures that exclude aircraft rental costs, explain to us how you propose to clarify the limitations on the utility of the measures and address the relevance and significance of the excluded amounts in connection with any future disclosures.

Liquidity and Capital Resources, page 25

6. We note that your discussion and analysis of liquidity and capital resources does not include an evaluation of the certainty of cash flow resources or requirements, though is instead comprised entirely of a recitation of the reconciling items and line item activity reported in the operating, investing and financing sections of your cash flow statements.

It appears that you will need to substantially expand this section of your filing to comply with Item 303 of Regulation S-K. For example, your discussion and analysis of liquidity and capital resources should cover the matters identified in the following points.

- Include an analysis of your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for the short-term and separately in the long-term; identify and describe internal and external sources of liquidity and briefly discuss any material unused sources of liquid assets.

- Include an analysis of material cash requirements from known contractual and other obligations, specifying the various types of obligations and the associated time periods in which these must be satisfied, and identify commitments for capital expenditures and the anticipated source of funds.

- Identify and describe any known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity or capital resources increasing or decreasing in any material way; discuss any reasonably likely material changes in the mix and relative cost of such resources, including any reasonably likely changes among equity, debt, and any off-balance sheet financing arrangements.

We expect that you will also need to provide a more informative discussion and analysis of cash flows from operating activities, to identify and address material changes in the underlying drivers (e.g. cash receipts from sales and cash payments for costs of sales), rather than merely identify changes in your working capital components.

In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of the apparent trends and variability in cash flows. Please refer to Section IV of our Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, issued December 19, 2003 (SEC Release Nos. 33-8350; 34-48960; FR-72).

Please revise as necessary to comply with the requirements reference above.

Financial Statements
Consolidated Balance Sheets, page 28

7.   We note that you report $9.5 million of accrued liabilities which represent 34% of current liabilities as of December 31, 2022.

Please address the requirement to disclose in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities in Rule 5-02.20 of Regulation S-X, and submit the analysis of the account components that you conduct in evaluating the need for incremental disclosure pursuant to this requirement.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 37

8.   We note that you report significant balances for deferred revenues and customer deposits.

Please expand your disclosures to include the accounting policy that you follow in distinguishing between amounts that are classified as deferred revenues and amounts that are classified as customer deposits to comply with FASB ASC 235-10-50-1.

Please also disclose the revenue amounts recognized each period that were included in the contract liability balance at the beginning of the period to comply with FASB ASC 606-10-50-8(b); and any obligations for refunds pursuant to FASB ASC 606-10-50-12(d).

Controls and Procedures, page 53

9.   We note your disclosure indicating that disclosure controls and procedures were evaluated and found to be effective. However, it appears that you have not provided the information required by Item 308(a) and (c) of Regulation S-K, regarding management's annual report on internal control over financial reporting.

Given the absence of this disclosure, as well as the deficiencies noted in the other comments in this letter, it appears that your disclosure controls and procedures were not actually effective, notwithstanding your earlier conclusion.

Please amend your filing to include such clarification along with the information referenced above. Please obtain and file updated certifications from your officers with the amendments consistent with Item 601(b)(31) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation